

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-Mail
Mr. Timothy R. Horne
Chief Financial Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

  Re: Dover Motorsports, Inc.
    Form 10-K for the year ended December 31, 2013
    Filed March 7, 2014
    File No. 001-11929
    Form 10-Q for the period ended June 30, 2014
    Filed August 1, 2014
    File No. 001-11929

Dear Mr. Horne:

  We have reviewed your letter dated October 1, 2014, in response to the Staff's letter dated September 26, 2014 and have the following additional comment. Please revise your disclosure in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2014
Note 2. Business Operations, page 5

1. We note from your response to our prior comment one that you expect to recognize a gain on the sale of your Nashville facility which will be calculated as the $27 million purchase price less the facility's $26 million carrying value and less any costs to sell which are expected to be minimal and consist primarily of legal fees. We also note from your response that you expect to pay income tax expense of approximately $4.5 to $5.0 million as a result of this transaction. Given that your expected gain on sale appears to total only $1.0 million, please explain why you expect to pay income tax expense aggregating $4.5 to $5.0 million in connection with this sale transaction.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief